May 22, 2008

Mail Stop 3561

James J. Patterson
Senior Vice President and Chief Financial Officer
Schawk, Inc.
1695 River Road
Des Plaines, IL 60018

RE: Schawk, Inc.
File No. 001-09335
Form 8-K: Filed April 1, 2008

Dear Mr. Patterson:

We have completed our review of your Form 8-K and have no further comments
at this time.

Sincerely,

Patrick Kuhn
Staff Accountant